UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Neurobiological Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64124W304
(CUSIP Number)

Samuel L. Schwerin
Millennium Technology Value Partners
747 Third Avenue, 38th Floor
New York, NY
(646) 521-7800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  § 240.13d-7 for other parties to whom copies are to be sent.

_______________

A Schedule 13D was filed previously by Samuel L. Schwerin and Daniel Burstein as controlling persons of the reporting persons.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Millennium Technology Value Partners (RCM), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 991,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 991,259
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Millennium Technology Value Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 978,621
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 978,621
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64124W304

ITEM 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of Neurobiological Technologies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2000 Powell Street, Suite 800, Emeryville, California  94608.

ITEM 2. Identity and Background.

(a)           The name of the reporting persons are Millennium Technology Value Partners (RCM), L.P.  (“Millennium RCM LP”) and Millennium Technology Value Partners, L.P. (“Millennium LP”).   Millennium RCM LP and Millennium LP are sometimes hereinafter referred to as the “Reporting Persons”.  Millennium RCM LP and Millennium LP  are limited partnerships organized and existing under the laws of the State of Delaware, which invest in public and private companies.  The business address for Millennium RCM LP and Millennium LP is Millennium Technology Value Partners, 747 Third Avenue, 38th Floor, New York, NY  10017.  The Reporting Persons are each controlled by an entity which in turn is controlled jointly by Samuel L. Schwerin and Daniel Burstein.

(b)           The business address of Messrs. Schwerin and Burstein is Millennium Technology Value Partners, 747 Third Avenue, 38th Floor, New York, NY 10017.

(c)           Messrs. Schwerin and Burstein are each Managing Partners of Millennium Technology Value Partners.

(d)           During the last five years, none of the Reporting Persons nor Messrs. Schwerin and Burstein have been convicted in a criminal proceeding.

(e)           During the last five years, none of the Reporting Persons nor Messrs. Schwerin and Burstein were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Schwerin and Burstein are each United States citizens.

A copy of the agreement in writing between Millennium RCM LP and Millennium LP  to file this statement on behalf of each of them is attached hereto as Exhibit 99.1.

ITEM 3. Source and Amount of Funds or Other Consideration.

Working capital.

ITEM 4. Purpose of Transaction.

On January 22, 2009, Millennium Technology Value Partners (“Millennium”) delivered a letter (the “Letter”) to the Issuer, filed herewith as Exhibit 99.2, as a follow-up to a letter previously sent on January 6, 2009.  The Letter reiterated Millennium’s previous position that due to the failure of Viprinex, the Issuer’s sole major asset, the Issuer should take immediate and decisive action to monetize and distribute the Company’s remaining assets for the benefit of its shareholders. Millennium explained in the Letter that it learned through a review of public filings and conversations with representatives of the Issuer that the Issuer has received letters from stockholders representing 65% of the Issuer’s shares expressing a similar point of view. The Letter emphasized that 37 days have passed since the failure of Viprinex without the Board communicating or enacting a plan designed to maximize shareholder value through the dissolution and liquidation of the Issuer’s assets.  The Letter further emphasized the belief of Millennium that any action other than liquidation and dissolution would fail to receive shareholder support and would be an unwise delay and use of shareholder resources.  In the Letter, Millennium suggested a plan of liquidation to the Issuer’s management whereby excess cash would be immediately distributed to shareholders, with the remaining assets to be liquidated in a timely and orderly manner by a shareholder appointed fiduciary, with all proceeds being distributed directly to shareholders immediately upon receipt.

ITEM 5. Interest in Securities of the Issuer.

(a)           Millennium RCM LP beneficially owns 991,259 shares of Common Stock of the Issuer and Millennium LP beneficially owns 978,621 shares of Common Stock of the Issuer, which represents approximately 3.7% and 3.6% respectively, of the total number of the Issuer’s outstanding shares of common stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.
CUSIP NO. 64124W304

(b)           Millennium RCM LP and Millennium LP are each controlled by an entity which in turn is controlled jointly by Samuel L. Schwerin and Daniel Burstein.  Therefore, each of Samuel L. Schwerin and Daniel Burstein have shared dispositive and voting power with respect to, and are the beneficial owners of, an aggregate of 1,969,880 shares of the Common Stock of the Issuer, including 991,259 shares of common stock owned directly by Millennium RCM LP and 978,621 shares of Common Stock owned directly by Millennium LP. In addition, Samuel L. Schwerin is the direct beneficial owner of 110,909 shares of Common Stock of the Issuer, for which he has sole dispositive and voting power.  This filing reiterates information provided by Messrs. Schwerin and Burstein in a previously filed Schedule 13D, but now includes each of the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1:  Joint Filing Agreement on behalf of the Reporting Persons.

Exhibit 99.2:  Letter from Millennium Technology Value Partners to the Issuer, dated January 22, 2009.

CUSIP NO. 64124W304

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2009
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin
Managing Partner

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin
Managing Partner